UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Commercial Credit, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

16891K103
(CUSIP Number)

May 5, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16891K103

1.	Names of Reporting Persons Hok Ming Tseung

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong Special Administration of P.R.C.

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 933,322
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 933,322
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,322 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.5%**
12.	Type of Reporting Person (See Instructions) IN

* Hok Ming Tseung beneficially owns 588,000 shares through Candid Finance Ltd, a BVI entity he 100% owns and 375,322 shares through Pioneer Resources Industrial Holdings Limited, a BVI entity he 100% owns.

** base on 12,390,062 shares of common stock issued and outstanding as of May 15, 2015.

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Item 1(a).	Name of Issuer

China Commercial Credit, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

No. 1688, Yunli Road, Tongli Wujiang, Jiangsu Province People’s Republic of China

Item 2(a).	Names of Persons Filing

This report is being filed on behalf of Hok Ming Tseung.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is Unit 8505B-06A Level 85, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Item 2(c).	Citizenship

Hok Ming Tseung is a citizen of Hong Kong Special Administration of P.R.C.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number

16891K103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

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Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Person owns an aggregate of 933,322 shares of the Issuer’s common stock, representing 7.3% of the total common stock issued and outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   June 2, 2015

By:	/s/ Hok Ming Tseung
Name:	Hok Ming Tseung

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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